

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mailstop 3561

November 2, 2007

<u>Via U.S. Mail</u>

Ken Frye
Senior Vice President Loan Servicing
Wilshire Credit Corporation
P.O. Box 8517
Portland, OR 97207-8517

**Re:     Merrill Lynch Mortgage Investors Trust, Series 2006-SD1
        Form 10-K for the fiscal year ended December 31, 2006
        Filed March 30, 2007
        File No. 333-130545-24**

Dear Mr. Frye,

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Rolaine S. Bancroft
Attorney Advisor

cc:     Eric P. Iversen, Esq.
        Dechert LLP
        via facsimile:  212-314-0038